For Immediate Release
February 24, 2009

Manulife Financial Corporation announces Preferred Share issue

TORONTO,– Manulife Financial Corporation (“Manulife”) today announced a Canadian public offering of Non-cumulative 5-Year Rate Reset Class A Preferred Shares, Series 4 (“Series 4 Preferred Shares”). Manulife will issue 8 million Series 4 Preferred Shares priced at $25 per share to raise gross proceeds of $200 million. The offering will be underwritten by a syndicate of investment dealers led by RBC Capital Markets and CIBC World Markets and is anticipated to qualify as Tier 1 capital for Manulife. The expected closing date for the offering is March 4, 2009. Manulife has also granted the underwriters an option, exercisable in whole or in part at any time up to 48 hours prior to closing, to purchase up to an additional 3 million Series 4 Preferred Shares. The maximum gross proceeds raised under the offering will be $275 million should this option be exercised in full. Manulife intends to file a prospectus supplement to its March 12, 2007 base shelf prospectus in respect of this issue.

Holders of the Series 4 Preferred Shares will be entitled to receive a non-cumulative quarterly fixed dividend yielding 6.60% annually, as and when declared by the Board of Directors of Manulife, for the initial period ending June 19, 2014. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 4.56%.

Holders of Series 4 Preferred Shares will have the right, at their option, to convert their shares into Non-cumulative, Floating Rate Class A Preferred Shares, Series 5 (“Series 5 Preferred Shares”), subject to certain conditions, on June 19, 2014 and on June 19 every 5 years thereafter. Holders of the Series 5 Preferred Shares will be entitled to receive non-cumulative quarterly floating dividends, as and when declared by the Board of Directors of Manulife, at a rate equal to the 3-month Government of Canada Treasury Bill yield plus 4.56%.

The Series 4 Preferred Shares and Series 5 Preferred Shares have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

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About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$405 billion (US$330 billion) as at December 31, 2008.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:

Laurie Lupton

416-852-7792

laurie_lupton@manulife.com

Investor Relations:

Amir Gorgi

1-800-795-9767

investor_relations@manulife.com

9323675.3 08679-2025